Exhibit 3.81

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

ALION SCIENCE AND TECHNOLOGY CORPORATION

(Pursuant to Section 102 of the General Corporation Law of the State of Delaware)

FIRST: The name of the corporation is: Alion Science and Technology Corporation (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 615 South Dupont Highway, City of Dover, County of Kent, State of Delaware 19901. The name of the registered agent of the Corporation at such address is National Corporate Research, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation are to engage in, promote, and carry on any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have authority to issue is 100 shares of common stock, par value $0.01 per share.

FIFTH: The board of directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation at any meeting at which a quorum is present by the affirmative vote of a majority of the whole board of directors. Election of directors need not be by written ballot. Any director may be removed at any time with or without cause, and the vacancy resulting from such removal shall be filled, by vote of a majority of the stockholders of the Corporation at a meeting called for that purpose or by unanimous consent in writing of the stockholders.

SIXTH: To the fullest extent permitted by law, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Bahman Atefi
Chief Executive Officer